UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 22)
Under the Securities Exchange Act of 1934*

CONTINENTAL RESOURCES GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21201Q105
(CUSIP Number)

Barry Honig
440 Biscayne Boulevard
Miami, Florida 33137

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 9, 2012
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21201Q105

1.	Names of Reporting Persons

Barry Honig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.	Citizenship or Place of Organization

U.S.A. / Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,474,759(1)
	8.	Shared Voting Power 2,719,477(2)
	9.	Sole Dispositive Power 9,474,759(1)
	10.	Shared Dispositive Power 2,719,477(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,194,236(1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

12.8%(3)(4)

14.	Type of Reporting Person (See Instructions)

IN – Individual

(1)	Barry Honig voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)	Include (i) 503,635 shares are owned by GRQ Consultants, Inc. (“GRQ”), a company controlled by the Mr. Honig; and (ii) 2,215,842 shares are owned by GRQ’s 401K plan.
(3)
Excluded from the aggregate beneficially owned shares are (i) 150,000 shares are owned by Alan Honig, the Reporting Person’s father; and (ii) 3,535,000 shares are owned by various Uniform Transfer to Minor Act accounts for which Alan Honig is custodian.  The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares owned in the name of Alan Honig or by accounts for which Alan Honig is custodian

(4)	Based on 95,119,018 shares outstanding as of November 14, 2012.

CUSIP No. 21201Q105

1.	Names of Reporting Persons

GRQ Consultants, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 503,635(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 503,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

503,635(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

0.5%(2)(3)

14.	Type of Reporting Person (See Instructions)

CO

(1)	Barry Honig voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)
Excluded from the aggregate beneficially owned shares are (i) 150,000 shares are owned by Alan Honig, the Reporting Person’s father; and (ii) 3,535,000 shares are owned by various Uniform Transfer to Minor Act accounts for which Alan Honig is custodian.  The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares owned in the name of Alan Honig or by accounts for which Alan Honig is custodian

(3)	Based on 95,119,018 shares outstanding as of November 14, 2012.

CUSIP No. 21201Q105

1.	Names of Reporting Persons

GRQ Consultants, Inc. 401K Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,215,842(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,215,842(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,215,842(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

2.3%(2)(3)

14.	Type of Reporting Person (See Instructions)

OO

(1)	Barry Honig voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)
Excluded from the aggregate beneficially owned shares are (i) 150,000 shares are owned by Alan Honig, the Reporting Person’s father; and (ii) 3,535,000 shares are owned by various Uniform Transfer to Minor Act accounts for which Alan Honig is custodian.  The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares owned in the name of Alan Honig or by accounts for which Alan Honig is custodian.

(3)	Based on 95,119,018 shares outstanding as of November 14, 2012.

Item 1. Security and Issuer

         This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Continental Resources Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 3266 W. Galveston Drive, #101, Apache Junction, Arizona 85120.

Item 2. Identity and Background

(a)	This statement is being filed by Barry Honig, GRQ Consultants, Inc. (“GRQ”) and GRQ’s 401K Plan (“GRQ 401K Plan”, together with Mr. Honig and GRQ, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(c)	NA.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America/Florida

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons beneficially own 12,194,236 shares of the Issuer’s common stock (1), which represents approximately 12.8% of the Issuer’s common stock.

(1)
Excluded from the aggregate beneficially owned shares are (i) 150,000 shares are owned by Alan Honig, the Reporting Person’s father; and (ii) 3,535,000 shares are owned by various Uniform Transfer to Minor Act accounts for which Alan Honig is custodian. The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares owned in the name of Alan Honig or by accounts for which Alan Honig is custodian.

(b)
Mr. Honig may be deemed to hold sole voting and dispositive power over 9,474,759 shares of common stock of the Issuer and shared voting and dispositive power over 2,719,477 shares of common stock of the Issuer (2).

GRQ may be deemed to hold shared voting and dispositive power over 503,635 shares of common stock of the Issuer.

GRQ 401k Plan may be deemed to hold shared voting and dispositive power over 2,215,842 shares of common stock of the Issuer.

(c)	On November 9, 2012, Mr. Honig purchased 24,575 shares in an open market transaction for $0.25 per share.

On November 12, 2012, Mr. Honig purchased 10,000 shares in an open market transaction for $0.25 per share.

On November 16, 2012, Mr. Honig purchased 50,000 shares in an open market transaction for $0.22 per share.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 12,194,236 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a member of the board of directors of the Issuer’s minority-owned subsidiary, Pershing Gold Corporation (“Pershing Gold”, f/k/a Sagebrush Gold Ltd., OTCBB: PGLC), a publicly traded Nevada corporation. The Reporting Person beneficially owns 20,094,814 shares of Pershing Gold, representing approximately 7.8% of the issued and outstanding shares of Pershing Gold.

Item 7. Material to Be Filed as Exhibits

None.

(2)	Include (i) 503,635 shares are owned by GRQ, a company controlled by the Mr. Honig; and (ii) 2,215,842 shares are owned by GRQ 401K Plan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2012	/s/ Barry Honig
Barry Honig

Dated: November 20, 2012	GRQ CONSULTANTS, INC.

	By:	/s/ Barry Honig
Barry Honig

Dated: November 20, 2012	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. and GRQ Consultants, Inc. 401K